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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

*

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 N. Orange Street, Suite 729
(No. and Street)

Wilmington (City) DE (State) 19801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Donnelly 888-657-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500 (Address) Cincinnati, (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/9/13

OATH OR AFFIRMATION

I, Michael Donnelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc. and Subsidiary, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARIAL SEAL
Andrea J Monaghan
NOTARY PUBLIC
City of Philadelphia, Philadelphia County
My Commission Expires 10/06/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders

Coastal Equities, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and subsidiary as of December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 26, 2013

Public

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2012

Assets:

Cash and cash equivalents	$	203,309
Accounts receivable:		
Commissions		176,897
Rep. reimbursements, net of allowance		8,673
Prepaid expenses		17,182
Investments		19,664
Deposit with correspondent broker		26,059
Property and equipment, net of accum. depreciation of$26,390		-
Deferred tax asset		11,915
	$	463,699

Liabilities and Stockholders' Equity:

Commissions payable	$	219,596
Accounts payable		8,934
Income taxes payable-due to parent		44,318
Total liabilities		272,848
Stockholders' equity:		
Common stock, 100 shares, authorized, issued and outstanding, stated at		100
Capital in excess of par value		29,441
Retained earnings		161,310
		190,851
	$	463,699

See accompanying notes to consolidated financial statements.

PUBLIC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Change in ownership

Effective January 1, 2012, the shareholders of the Company sold their shares to Orange Street Holdings, Inc., a C-Corporation. The Company became a wholly-owned subsidiary of Orange Street Holdings, Inc. This transaction immediately revoked the Company's S-Corporation status making it a C-Corporation. Orange Street Holdings, Inc. has two other wholly-owned subsidiaries that the Company pays and receives expenses reimbursements. These amounts are insignificant to the consolidated statement of financial condition.

Description of business operations

Coastal Equities, Inc. operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc., that is currently dormant.

The Company has independent brokers who operate offices in Delaware, Maryland, Massachusetts, North Carolina, New Hampshire, Pennsylvania, New York, New Jersey, Michigan, Florida, Virginia, Illinois, Kentucky, Missouri, Arizona, Delaware and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Cash and cash equivalents

The Company considers all bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be

written off through a charge to the allowance and a credit to accounts receivable. No allowance was deemed necessary by management at December 31, 2012.

Investments
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Property and equipment
Property and equipment consist mainly of furniture and fixtures that are stated at cost and are being depreciated over estimated useful lives of five to seven years using straight-line methods. Property and equipment is fully depreciated at December 31, 2012.

Income taxes
As previously disclosed, the Company lost its "S" corporation status and became a "C" corporation effective January 1, 2012. Therefore, the Company is now responsible for paying taxes on its income.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be recognized.

Deferred taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes as the Company reports its revenue and expenses on a cash basis for tax purposes. Short-term deferred tax asset was $11,915 at December 31, 2012.

Uncertain tax positions
The Company adopted the provisions *Accounting for Uncertainty in Income Taxes.* Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2009–2011. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying consolidated financial statement considers events through February 26, 2013, the date this consolidated financial statement was available to be issued.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, deposits with corresponding broker and all payables approximated fair value as of December 31, 2012, because of the relatively short maturity of these instruments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical assets (Level 1)	Total at 12/31/11
Mutual funds	$ 19,572	$ 19,572
Common stocks	92	92
	$ 19,664	$ 19,664

4. LEASE COMMITMENT:

The Company leases an office facility in Cincinnati, Ohio with monthly payments of $2,881 through June 2014. The agreement calls for increases in the base rent each July 1st based on the consumer price index. The Company sub-leases a portion of its space to four related broker representatives for $1,800 per month under an informal month to month arrangement.

The Company leases an additional office facility in Wilmington, Delaware with monthly payments of $1,688 and expiring in December 2014.

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2011, the Company's net capital requirement was $18,191, and its defined net capital and aggregate indebtedness to net capital ratio was $93,393 and 2.83 to 1, respectively. In compliance with the SEC Rule17a5-(d)(4), there were no differences between the net capital computation as audited and the fourth quarter FOCUS IIA.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.